September 3, 2025

VIA EMAIL AND EDGAR

Ranjit Singh Pawar
Jennifer O’Brien
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Coeur Mining, Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2025 Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-08641

Dear Mr. Pawar and Ms. O’Brien:

On behalf of Coeur Mining, Inc. (the “Company”), set forth below are responses to additional comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated August 5, 2025 (the “Comment Letter”), with respect to the above referenced Form 10-K and Form 10-Q. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Response dated July 11, 2025
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

Comment #1:
We note your response to prior comment 1 regarding the adjustment for “Acquired inventory purchase price.” However, we do not agree that this adjustment is appropriate within the context of Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentation to remove this purchase accounting adjustment from your Adjusted net income (loss) and Adjusted EBITDA measures.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

Response #1:

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K. Based on that guidance, the Company does not believe that it is tailoring the recognition or measurement principles required to be applied in accordance with GAAP in our Adjusted net income (loss) and Adjusted EBITDA calculation (or Adjusted Costs Applicable to Sales (“CAS”), which the Staff has indicated also is relevant), but rather is excluding the impacts of the non-recurring purchase price allocation to acquired inventory to provide users of our financial disclosures a better ability to assess the normal, recurring operating and cash flow profile of the high-grade and low-cost Las Chispas Gold and Silver Mine (“Las Chispas”) in Mexico.

The matter in question arises from Coeur Mining, Inc’s $1.5 billion acquisition of SilverCrest Metals, Inc. and its key asset, Las Chispas. The fact that the production costs of the mine are low was one of the most compelling elements of the rationale for the acquisition, and the period-to-period operating cost profile of Las Chispas is a key focus of investors. Investors have asked for information sufficient to help them assess the historical cost of production.

In accordance with ASC 805, we have allocated the purchase price across the acquired assets and assumed liabilities of SilverCrest, which included $144.6 million of acquired metal inventory that had a historical cost basis of approximately $51.2 million. This resulted in a $93.5 million step up in cost basis to the existing ore stockpile, in-circuit and finished goods inventory, which step-up does not reflect the historical cost of producing such inventory and instead reflects the estimated fair value of such inventory on the date of acquisition.

As of June 30, 2025, we have processed nearly 90% of the acquired metal inventory since the closing of the transaction on February 14, 2025, and expect to have processed the remaining material by the end of the third quarter, which aligns with the 5 months needed to process and sell the acquired stockpile material.

In addition to providing GAAP numbers, as is required and appropriate, we have used our supplemental disclosures to address investors’ legitimate interest in understanding the normal, historical, recurring operating cost and margin profile of Las Chispas by also providing non-GAAP Adjusted CAS per ounce, to back out the amortized inventory step-up (i.e., the acquired inventory purchase price allocation), and to add back the amortized inventory step-up to Adjusted net income (loss) and Adjusted EBITDA.

We believe providing Adjusted CAS, Adjusted net income (loss) and Adjusted EBITDA disclosure exclusive of the effects of the step-up in cost basis is appropriate for the following reasons:

1.
It creates a clear and transparent disclosure that allows users of our financial statements to compare Las Chispas’s normal, historical, recurring cash operating costs and operating margin from period to period, including pre- and post-acquisition, and to compare against operating mines of industry peers; and

2.	Investors and analysts have specifically asked for this information, so they can make the comparison referenced in point (1).

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

Las Chispas prior to the acquisition historically had a very low CAS; for example, in 2024 the unit costs were $734 per ounce of gold and $8.62 per ounce of silver, respectively, and are forecasted for 2026 to be approximately $900 per ounce of gold and $9.00 per ounce of silver, respectively. However, due to the impact of the non-recurring inventory step-up recognized under acquisition accounting, the GAAP costs applicable to sales for Las Chispas in 2025 increased to $1,962 per ounce of gold and $20.93 per ounce of silver for the six months ended June 30, 2025, which includes the impact of the amortization of $56.7 million of the $93.5 million of inventory step-up expensed during that time. In this circumstance, a user of solely our GAAP financial statements will, in our view, not have an accurate understanding of the historical and future cost and cash flow profile of Las Chispas because using the GAAP costs per ounce to project for future performance would suggest that production costs are likely to be more than double what they have historically been, solely as a result of acquisition adjustments based on the fair value of the acquired inventory, which is not true and risks misleading investors into concluding that Las Chispas is now a high-cost mine post-acquisition.

Based on feedback received since the acquisition closed, investors and analysts have focused primarily on understanding the normal, historical recurring operating cost and margin profile of Las Chispas, as reflected in the non-GAAP measures we are providing, rather than the GAAP cost and margin profiles, which are tied to a short-term period and depend upon non-cash purchase price accounting.   The 2025 GAAP CAS per ounce amounts for  gold and silver increased over 2024 levels by $1,106 and $11.80, respectively, due to the non-recurring inventory step-up, or more than double the recurring normal underlying CAS unit cost metric.  This short-term elevated GAAP cost profile is not indicative of historical or expected future costs at Las Chispas.

We do not believe the adjustments we have made to CAS, EBITDA and Net Income represent tailoring or misleading measures under C&DI Question 100.04 or the Staff’s other applicable guidance.  The adjustments are clear and transparent, the reasons for making the adjustments are easily understood, the adjusted measures provide information to investors which they have told us they want in order to understand the period-to-period normal, recurring cost profile of Las Chispas, and we believe investors have sufficient information to decide for themselves whether and how to use the adjusted measures.

As is required and appropriate, we also provide the corresponding GAAP measures with equal or greater prominence, with clear reconciliations and other disclosures required by applicable rules.  However, we believe it may harm investors to prohibit the Company from providing supplemental adjusted measures that they have indicated are more relevant to an evaluation of the company’s trends in operating and financial performance.  Indeed, we understand that investors and analysts exclude the impact of the inventory step-up in their external models that form the basis for projections of Coeur’s 2025 results that support their investment decisions and recommendations.  We also note that the banks in our revolving credit facility similarly view the adjusted measures as highly relevant, by excluding the impact of the inventory step-up from the calculation of EBITDA for purpose of our net leverage ratio covenant, which governs ability to borrow under the facility.  We believe the adjusted measures our investors and lenders deem highly relevant and useful are not misleading, particularly when presented along with the required GAAP disclosures.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com

Response dated July 11, 2025
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

Comment #2:
We note your response to prior comment 2 regarding inventory adjustments. Please reconcile the inventory adjustment amounts for the Rochester mine in the table of your response on page 4 to the inventory adjustments excluded from Adjusted costs applicable to sales. For example, we note the inventory adjustment for 2023 of $(104) in your response does not agree with the adjustment in the 2024 earnings release of $(17,305). For 2022, we note the adjustment of $1,273 in your response is not equal to the amount disclosed in the 2023 earnings release of $(9,232).

Response #2:
We respectfully note that the inventory adjustments included in the Adjusted costs applicable to sales for Rochester include the inventory adjustment noted in our response to prior comment 2 as well as a portion of the inventory write-down.  When presenting Adjusted costs applicable to sales we exclude only the final quarter inventory write-down.  A reconciliation of the inventory adjustment amounts is provided below:

	Year Ended December 31,
	2024	2023	2022

Inventory adjustments	$(2,746)	$104	$(1,273)
Inventory write-downs [1]	-	(17,409)	(7,959)
Rochester inventory adjustments	$(2,746)	$(17,305)	$(9,232)

1 - Represents the inventory write-down recognized in the fourth quarter of 2023 and 2022. There was no fourth quarter 2024 inventory write-down.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to contact me or Casey M. Nault.

Sincerely,

/s/ Thomas S. Whelan
Thomas S. Whelan
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606| 312.489.5800 | www.coeur.com